Exhibit 99.1

Sapiens Complete its Acquisition of sum.cumo

Germany’s antitrust authority has approved the acquisition

Holon, Israel – February 6, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Germany’s antitrust authority has approved Sapiens’ acquisition of sum.cumo without restriction.

All necessary regulatory approvals for the acquisition have now been received and the transaction is completed.

sum.cumo is a German-based technology provider that offers disruptive, digital, innovative and consumer-centric solutions mainly to the insurance sector. Announced on January 7, 2020, the acquisition is expected to enable Sapiens to expand its footprint by offering Sapiens’ complete product and services portfolio in the DACH region, alongside sum.cumo’s offerings. Sapiens will continue to invest in and support sum.cumo’s offerings, and enhance Sapiens’ digital offerings worldwide via sum.cumo’s solutions and expertise.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

About sum.cumo

sum.cumo stands for the successful, integrated digitalization of traditional business models. The insurtech’s locations in Hamburg, Dusseldorf and Zurich offer companies in the insurance and lottery sectors disruptive innovation and customer-centric solutions based on the latest technologies. With the guidance and support of their specialists in consulting, user experience, front-end development, back-end development and marketing, the success of each project is ensured from initial conception to final execution. For more information: www.sumcumo.com/en.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com